SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No   ☒

Table of Documents Filed

Page
1.	ORIX’s Annual Consolidated Financial Results (April 1, 2009 – March 31, 2010) filed with the Tokyo Stock Exchange on Monday, May 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2009 – March 31, 2010

May 10, 2010

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 93.04 to $1.00, the approximate exchange rate prevailing at March 31, 2010.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2009 to March 31, 2010 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2009 to March 31, 2010

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042 (URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Years Ended March 31, 2010 and 2009

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen) *1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation*3	Year-on-Year Change
March 31, 2010	932,841	(11.5)%	29,571	(44.6)%	55,608	540.1%	37,757	72.2%
March 31, 2009	1,053,521	(7.2)%	53,355	(71.2)%	8,687	(96.5)%	21,924	(87.1)%

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*4	Operating Margin*5
March 31, 2010	370.52	315.91	3.1%	0.7%	3.2%
March 31, 2009	246.59	233.81	1.8%	0.1%	5.1%

“Equity in Net Income (Loss) of Affiliates” was a net gain of ¥8,550 million for the fiscal year ended March 31, 2010 and a net loss of ¥42,937 million for the fiscal year ended March 31, 2009.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), “Net income” was reclassified into “Net Income Attributable to ORIX Corporation,” as of April 1, 2009.
*Note 4:	This figure has been calculated using “Income before Income Taxes” in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using “Net Income Attributable to ORIX Corporation.”
*Note 5:	This figure has been calculated by dividing “Operating Income” by “Total Revenues.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2010	7,739,800	1,316,461	1,298,684	16.8%	12,082.56
March 31, 2009	8,369,736	1,185,597	1,167,530	13.9%	13,059.59

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2010	209,311	432,788	(466,924)	639,087
March 31, 2009	308,779	171,183	(334,587)	459,969

2. Dividends for the Years Ended March 31, 2010 and 2009 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2010	75.00	8,061	20.2%	0.6%
March 31, 2009	70.00	6,261	28.4%	0.5%

3. Forecasts for the Year Ending March 31, 2011 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2011	920,000	(1.4)%	57,000	51.0%	530.31

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - None ( )	Exclusion - One company ( ORIX Credit Corporation )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

For further details, see “Significant Accounting Policies” on page 18.

(3) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,229,948 as of March 31, 2010, and 92,217,067 as of March 31, 2009.

2. The number of treasury stock was 2,745,701 as of March 31, 2010, and 2,816,847 as of March 31, 2009.

3. The average number of shares was 101,901,296 for the fiscal year ended March 31, 2010, and 88,909,717 for the fiscal year ended March 31, 2009.

[Summary of Consolidated Financial Results]

		Fiscal Year ended March 31, 2009	Fiscal Year ended March 31, 2010	Change	Year on Year Change
Total Revenues	(millions of yen)	1,053,521	932,841	(120,680)	(11)%
Income before Income Taxes*1	(millions of yen)	8,687	55,608	46,921	540%
Net Income Attributable to ORIX Corporation	(millions of yen)	21,924	37,757	15,833	72%
Earnings Per Share (Basic)	(yen)	246.59	370.52	123.93	50%
(Diluted)	(yen)	233.81	315.91	82.10	35%
ROE	(%)	1.8	3.1	1.3	—
ROA	(%)	0.25	0.47	0.22	—

*	Note 1: “Income before income taxes” refers to “income before income taxes and discontinued operations.” “Net income attributable to ORIX Corporation” is equivalent to “net income,” which had been used until the fiscal year ended March 31, 2009.

1. Analysis of Financial Highlights

1-1. Financial Highlights for the Fiscal Year Ended March 31, 2010

Economic Environment

The global economy remains stagnant, with signs of recovery starting to be seen in each country at a different pace. Recovery in advanced economies is still largely dependent on governmental stimulus measures, while emerging markets, such as Asia including China, are showing a strong recovery. Europe has yet to see a recovery in the labor market and concerns remain, such as Greece’s financial crisis.

In the United States, despite moderate recovery encouraged by increased consumer demand, continuing stagnation in the real estate market and high unemployment still require particular attention. The government is starting to phase out stimulus measures and is closely watching the economy for signs of underlying strength.

In Japan, the number of corporate bankruptcies is decreasing and the government announced in March 2010 that it had made an upward revision to the overall assessment of the nation’s economy for the first time in eight months: signs that the economic stimulus measures have taken effect. Corporate profits are improving with increases in both export levels and industrial production. Signs of recovery are also visible in real estate transactions. On the other hand, risks such as advancing deflation and high unemployment continue to be present, raising concern that a full recovery will take additional time.

Overview of Business Performance (April 1, 2009 to March 31, 2010)

ORIX recorded ¥37,757 million in net income attributable to ORIX Corporation for the fiscal year ended March 31, 2010 supported by the beneficial effects of business and fundraising diversification, despite worldwide economic stagnation triggered by the global financial crisis. At the same time, de-leveraging continued and the balance sheet decreased significantly through the implementation of the policies “Strengthening the Corporate Structure” and “Operational Realignment.” Revenues decreased 11% to ¥932,841 million compared to ¥1,053,521 million during the previous fiscal year. However, income before income taxes increased more than 6 fold to ¥55,608 million compared to ¥8,687 million during the previous fiscal year.

Brokerage commissions and net gains (losses) on investment securities returned to profitability particularly due to improvements in the U.S. bond and equity markets in line with recovery of the domestic and international financial markets. However, revenues from direct financing leases and interest on loans and investment securities decreased compared to the previous fiscal year as a result of stringent selection of transactions and enhanced collections. In particular, interest on loans significantly decreased due to a reduction in real estate-related finance and the change in status of ORIX Credit Corporation from a consolidated subsidiary to an equity-method affiliate. Gains on sales of real estate under operating leases declined compared to the previous fiscal year as the Company held back on the sales of real estate under operating leases due to stagnation in the real estate market.

Expenses for this fiscal year decreased compared to the previous fiscal year due to a decline in costs of real estate sales mainly resulting from a decrease in the number of condominiums sold, a decrease in interest expense resulting from a decrease in interest-bearing liabilities, and a decrease in selling, general and administrative expenses resulting from cost reduction programs.

Losses were recorded for equity in net income (loss) of affiliates in the third quarter of the previous fiscal year due to the write-downs caused by losses stemming from the deteriorated financial conditions and decreases in share prices of equity-method affiliates in Japan. A loss was recorded in the first quarter of this fiscal year in connection with an affiliate filing for protection under the Corporate Rehabilitation Law. However, equity in net income (loss) of affiliates returned to profitability due to contributions from overseas equity-method affiliates, recording a profit of ¥8,550 million, up from a loss of ¥42,937 million during the previous fiscal year. Regarding gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, gains on sales of subsidiaries were recorded due to a 51% stake of ORIX Credit Corporation being transferred to Sumitomo Mitsui Banking Corporation (SMBC) in July 2009 as well as a share exchange of 100% of ORIX Securities Corporation shares for a 22.5% stake in Monex Group, Inc. (Monex Group) in January 2010.

As a result of the foregoing, income before income taxes and discontinued operations recorded a more than 6 fold increase to ¥55,608 million compared to ¥8,687 million during the previous fiscal year, and net income attributable to ORIX Corporation increased 72% to ¥37,757 million from ¥21,924 million during the previous fiscal year.

Segment Information

Segment profits and losses (Note 2) for this fiscal year were as follows. The Corporate Financial Services, Maintenance Leasing, and Real Estate segments saw a decrease in profits compared to the previous fiscal year. The Investment Banking segment saw a decrease in losses, and the Retail and Overseas Business segments recorded increases in profits.

Note 2: The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for this fiscal year is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

The economic environment surrounding SMEs, ORIX’s main client base, remains severe. Although the number of corporate bankruptcies has decreased compared to the previous fiscal year, the trend has still hovered at a high rate. Given this condition, ORIX has restricted the number of new transactions and has focused on reducing assets, particularly loans to real estate companies. As a result, the average balances of investment in direct financing leases and installment loans decreased 25% year on year, while the decrease in revenues was 17% to ¥113,652 million compared to ¥137,712 million during the previous fiscal year.

Segment expenses decreased compared to the previous fiscal year resulting from a decline in interest expense, selling, general and administrative expenses, and provision for doubtful receivables and probable loan losses. However, this reduction did not completely offset the decrease in revenues. As for provision for doubtful receivables and probable loan losses, although the level of the amount remained high, new occurrences of non-performing assets have declined significantly since peaking in the third quarter of the previous fiscal year. As a result, the segment recorded a loss of ¥17,581 million compared to a loss of ¥10,451 million in the previous fiscal year.

Segment assets decreased 22% to ¥1,236,905 million compared to March 31, 2009 due to a decline in the balances of investment in direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The automobile leasing business was faced with a sluggish secondary auto market in addition to weakened demand from a continued decrease in corporate spending on vehicles and broader cost reduction efforts. In the precision measuring and other equipment rental business, demand has decreased in line with declining capital expenditure due to the economic downturn.

Despite the severe operating environment, the Maintenance Leasing segment has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and by providing high value-added services. Segment revenues decreased 6% to ¥222,952 million compared to ¥235,953 million during the previous fiscal year.

Also, selling, general and administrative expenses were down as a result of internal cost reduction programs. However, the decrease in segment expenses was minimal due to increased depreciation expenses mainly caused by conservative residual value estimates, reflecting the sluggish secondary auto market. As a result, segment profits decreased 15% to ¥21,742 million compared to ¥25,621 million during the previous fiscal year.

Segment assets were down 13% to ¥561,462 million compared to March 31, 2009 due to a decrease in new transactions from weakening demand and the sales of low performing assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

In the office building and commercial real estate development and rental business, the segment has focused on attracting tenants by capitalizing on its leasing expertise and maintaining yields by increasing property values as average rents have continued to decrease. Gains on sales of real estate under operating leases decreased significantly as sales of rental properties under operating leases were held back compared to the previous fiscal year in the still-weak real estate market, although signs of market recovery are starting to emerge.

There is upward momentum in the condominium market as contract rates increased while inventory adjustment continued. However, profits from the condominium development business have decreased due to a decline in the total number of condominiums delivered to 1,530 units from 3,038 units in the previous fiscal year as a result of limiting new developments since the second half of 2007 due to weak demand. Furthermore, revenues and expenses from facilities management services declined as a result of the sale of 100% of ORIX Facilities Corporation shares to DAIKYO Incorporated in March 2009.

As a result, segment revenues decreased 30% to ¥189,530 million compared to ¥270,027 million in the previous fiscal year. Despite decreased segment expenses, segment profits decreased 81% to ¥9,413 million compared to ¥50,508 million during the previous fiscal year due to a significant decline in equity in net income (loss) of affiliates related to condominium development joint ventures in addition to the abovementioned drastic decrease in gains on sales of real estate under operating leases.

Segment assets declined 8% to ¥1,079,273 million compared to March 31, 2009 mainly resulting from the decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

The non-recourse loan market in Japan saw a sudden tightening of liquidity resulting from the global financial crisis. Although there have been slight improvements in liquidity, the market has yet to make a full recovery as financial institutions maintain their conservative stance toward lending.

Under this operating environment, revenues from the real estate finance business decreased as a result of asset reductions and limited new transactions. Although gains on investment securities in the principal investment business improved, segment revenues decreased 5% to ¥89,560 million compared to ¥94,645 million in the previous fiscal year.

Segment expenses increased compared to the previous fiscal year in line with an increase in provision for doubtful receivables and probable loan losses mainly from non-recourse loans and the recognition of write-downs of securities. Despite a loss being recorded due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law, the amount of loss recorded for equity in net income (loss) of affiliates improved compared to the previous fiscal year when significant write-downs were recorded.

As a result, the segment recorded a loss of ¥11,960 million compared to a loss of ¥63,397 million in the previous fiscal year. Segment losses are steadily recovering from the bottom in the third quarter of the previous fiscal year.

Segment assets decreased 12% to ¥1,166,722 million compared to March 31, 2009 due to a decrease in the balances of installment loans and investment in securities.

Furthermore, real estate collateral from non-recourse loans has been acquired in some cases in order to maximize collections by capitalizing on ORIX’s real estate value chain, and the Company has been shifting toward a scheme where revenues and risks can be controlled independently.

Retail Segment

This segment consists of the trust and banking business, the life insurance operations, and the card loan and the securities brokerage businesses operated by affiliates.

Deposits increased steadily in the trust and banking business as the domestic trend toward individual savings over investment continued. Even in the turbulent real estate market, there is still a strong demand for mortgages for rental condominiums for investment purposes, a main driver of the mortgage loan business. Also, trust and banking business profits increased compared to the previous fiscal year as a result of the trust and banking business steadily increasing its corporate loan balance under a strategy of strengthening its corporate finance operations.

In the life insurance business, sales performance has remained strong due to increased contracts for new products despite intensifying competition as the product lineup of high-demand “third sector” insurance (medical and cancer insurance) has diversified. In addition, life insurance related investment income has significantly improved compared to the previous fiscal year due to market recovery.

Under the policy of “Operational Realignment,” both the card loan and securities brokerage businesses have entered into strategic alliances with influential partners. In the card loan business, a 51% stake of ORIX Credit Corporation was transferred to SMBC in July 2009 resulting in a gain on sale of a subsidiary. In the securities brokerage business, ORIX established a business alliance with Monex Group and concluded a share exchange with Monex Group in January 2010 pursuant to which shares of ORIX Securities were exchanged for shares of Monex Group and, as a result a gain on the sale of a subsidiary was recorded. Subsequent income for both businesses is recorded as equity in net income (loss) of affiliates.

Segment revenues decreased 15% to ¥155,917 million compared to ¥183,307 million in the previous fiscal year, due to the change in status of the card loan and securities brokerage businesses as equity method affiliates. Segment expenses such as life insurance costs and provision for doubtful receivables and probable loan losses have also decreased. Segment profits more than tripled to ¥31,104 million compared to ¥9,573 million in the previous fiscal year due to significant contributions from gains on sales of subsidiaries.

Segment assets increased 2% to ¥1,578,758 million compared to March 31, 2009 due to increased assets in the trust and banking and life insurance businesses, although the balance of installment loans from the card loan business decreased.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking services, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

Despite a moderate economic recovery in the United States as demonstrated by improvement in the bond and equity markets, and to a lesser extent, recovery in consumer spending, the housing markets still face challenges and require continued observation. The Asian region, especially China, is showing a strong recovery.

Segment revenues were up 11% to ¥185,906 million compared to ¥167,635 million in the previous fiscal year. In the United States, net gains on investment securities and fee income from Houlihan Lokey increased. In Asia and Oceania, revenues from operating and direct financing leases decreased mainly as a result of stringent selection of new transactions in the first half of the fiscal year.

Segment expenses were flat year on year as decreases in interest expenses and costs of operating leases were offset by increases in provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Segment profits increased 85% to ¥37,142 million compared to ¥20,066 million in the previous fiscal year due to the abovementioned factors in addition to profits recognized in the principal investment business in Asia and Oceania.

Segment assets decreased 9% to ¥860,815 million compared to March 31, 2009 as a result of decreased investment in direct financing leases and installment loans.

1-2. Outlook and Forecast for the Fiscal Year Ending March 31, 2011

Signs of global economic recovery are starting to emerge supported by financial support measures and easing of monetary policy by countries worldwide. However, risks such as the outcome of proposed financial regulatory changes in the United States, increased fiscal uncertainty in Europe, revaluation of China’s Renminbi and concerns about a rising interest rate due to the increased fiscal deficit in Japan persist. Based on the operating environments described above and management policies described further below, ORIX’s forecast for the fiscal year ending March 31, 2011 is as follows:

ORIX forecasts total revenues of ¥920,000 million (down 1.4% year on year) for the fiscal year ending March 31, 2011 due to the effects of the change in status of the card loan and securities brokerage businesses to equity-method affiliates.

Net income attributable to ORIX Corporation of ¥57,000 million (up 51% year on year) is forecasted, aiming to achieve profitability in all segments. Segment profits forecasts are as follows:

The Corporate Financial Services segment is expected to return to profitability due to enhancing “Finance + Services” and an expanded corporate client base in addition to decreased provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Maintenance Leasing segment profits are forecasted to increase year on year through an expanded service menu and enhanced group-wide cross functional collaboration, despite the severe operating environment with decreased demand for corporate capital expenditure.

Real Estate segment profits are forecasted to be flat year on year through improved rental property yield and improved profitability of the housing-related business despite an environment where sales of large-scale properties should be held back.

The Investment Banking segment is expected to return to profitability through capitalizing on the servicer function and promoting investments and also due to the minimal risk of significant losses from major investments.

Retail segment profits are forecasted to decrease due to gains on sales of subsidiaries recognized during the fiscal year ended March 31, 2010. Excluding these gains, profits are forecasted to increase due to increased profits from the enhanced new product lineup of the life insurance business and expanded corporate loans by the trust and banking business. This segment is positioned as an important segment in a growth stage, aiming for further expansion.

U.S. operations will expand “Finance + Services” utilizing sophisticated expertise and also expand business operations through measures such as M&A. Profit in the Asia and Oceania region is forecasted to increase by embracing economic growth in the Asian region. As a result, the Overseas Business segment is forecasted to maintain a high-level of profit as a whole.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on reasonable assumptions, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk

Factors” in Form 20-F filed with the U.S. Securities and Exchange Commission.

2. Analysis of Financial Condition

2-1. Analysis of Assets, Liabilities, Shareholders’ Equity and Cash Flows

		Fiscal Year ended March 31, 2009	Fiscal Year ended March 31, 2010	Change	Year on Year Change
Total Assets	(millions of yen)	8,369,736	7,739,800	(629,936)	(8)%
(Segment Assets)		7,232,671	6,483,935	(748,736)	(10)%
Total Liabilities	(millions of yen)	7,158,743	6,395,244	(763,499)	(11)%
(Long- and Short-term Debt)		5,252,012	4,409,835	(842,177)	(16)%
(Deposits)		667,627	853,269	185,642	28%
Shareholders’ Equity	(millions of yen)	1,167,530	1,298,684	131,154	11%
Shareholders’ Equity Per Share	(yen)	13,059.59	12,082.56	(977.03)	(7)%

Total assets decreased 8% to ¥7,739,800 million from ¥8,369,736 million on March 31, 2009. Investment in securities increased mainly in the Retail segment due to the purchase of bonds, but installment loans and investment in direct financing leases decreased due to the selection of new transactions and focus on collections. Furthermore, installment loans decreased as a result of the change in status of ORIX Credit Corporation and ORIX Securities Corporation from consolidated subsidiaries. In addition, investment in affiliates increased as a result of ORIX Credit Corporation and Monex Group becoming equity-method affiliates. Segment assets decreased 10% to ¥6,483,935 million compared to March 31, 2009.

Long- and short-term debt levels have decreased compared to March 31, 2009 as a result of continued reductions in interest-bearing liabilities. However, deposits have increased compared to March 31, 2009 in accordance with business expansion into corporate lending in the trust and banking business.

Shareholders’ equity increased 11% to ¥1,298,684 million compared to March 31, 2009. The financial base was strengthened as a result of ¥83 billion of capital raised through the issuance of new shares in July 2009.

Summary of Cash Flows

Cash and cash equivalents increased by ¥179,118 million to ¥639,087 million compared to March 31, 2009.

Cash flows from operating activities provided ¥209,311 million in this fiscal year, having provided ¥308,779 million in the previous fiscal year, as a result of a decrease in new investment in for-sale real estate such as condominiums, an increase in trading securities, and an adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans), despite an increase in net income compared to the previous fiscal year.

Cash flows from investing activities provided ¥432,788 million in this fiscal year, having provided ¥171,183 million in the previous fiscal year, due to decreases in purchases of lease equipment and installment loans made to customers, reflecting a policy of stringent selection of new transactions, and also due to return of investments in connection to the sales of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥466,924 million in this fiscal year, compared with ¥334,587 million used during the previous fiscal year, due to reduction of interest-bearing debt despite fundraising through the issuance of new shares, in line with the policy to enhance financial stability.

Cash balance has increased and cash management is stable resulting from operating and investing activities providing cash inflows.

2-2. Trend in Cash Flow-Related Performance Indicators

	March 31, 2009	March 31, 2010
Shareholders’ Equity Ratio	13.9%	16.8%
Shareholders’ Equity Ratio based on Market Value	3.4%	11.5%
Interest-bearing Debt to Cash Flow Ratio	19.2	25.1
Interest Coverage Ratio	3.0 times	2.5 times

Shareholders’ Equity Ratio: Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest-bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 3: All figures have been calculated on a consolidated basis.

Note 4: Total Market Value of Listed Shares has been calculated based on the number of outstanding shares excluding treasury stock.

Note 5: Cash Flow refers to cash flows from operating activities.

Note 6: Interest-bearing Debt refers to short- and long-term debt and deposits listed on the consolidated balance sheets.

3. Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2010

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, and leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations through increasing shareholder value through mid-to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 75 yen per share,

up from 70 yen in the previous year.

Dividend distribution is scheduled once a year as a year-end dividend.

4. Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2010, no additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2009.

[Management Policies]

1. Management Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	The ORIX Group aims to strengthen its base of operations and achieve sustained growth by integrating the ORIX Group’s resources to promote synergies amongst different units.

•

The ORIX Group makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	The ORIX Group aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

2. Target Performance Indicators

ORIX Group’s swift efforts to strengthen the financial base through reduction of assets and a capital increase during the global financial crisis resulted in a dramatic increase in stability with a shareholders’ equity ratio of 16.8% as of March 31, 2010. ORIX is once again shifting its momentum toward continued future growth. In this context, ORIX Group will use the following performance indicators: Shareholders’ equity ratio to indicate stability, ROE to indicate capital efficiency and net income attributable to ORIX Corporation to indicate profitability. For the foreseeable future, ORIX will strive to improve profitability while maintaining its current shareholders’ equity ratio, and will aim to achieve the medium- to long-term target of around 10% ROE.

Three-year trends in performance indicators are as follows.

		March 31, 2008	March 31, 2009	March 31, 2010
Net Income Attributable to ORIX Corporation	(millions of yen)	169,597	21,924	37,757

ROE	(%)	13.8	1.8	3.1

Shareholders’ Equity Ratio	(%)	14.1	13.9	16.8

3. Medium- and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. While domestic and international financial institutions were forced to record large losses due to the financial crisis, ORIX was able to secure profits through the complimentary nature of its diversified portfolio.

Also, from a funding standpoint, ORIX was able to weather the brunt of the financial crisis by maintaining a roughly 50:50 ratio of direct and indirect funding, through its solid relationships with over 200 domestic and international financial institutions and by actively issuing long-term bonds.

The ORIX Group will focus on the dual management strategy of “From ‘Finance’ to ‘Finance +Services’” and “Expanding Business in Asia” and will realize stable operations and steady growth through further enhancement of financial stability and comprehensive risk management.

The strategy for specific areas for business expansion and promotion is as follows.

•

“From ‘Finance’ to ‘Finance + Services’”: After the occurrence of structural changes in finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. The ORIX Group is already providing “Finance + Services” through its automobile maintenance leasing service and loan servicing operations. ORIX aims to further enhance and expand current operations capitalizing on its accumulated client base, knowledge and expertise.

•

“Expanding Business in Asia”: As significant economic growth is observed in emerging countries, business expansion in Asia, especially China, is vital for company growth. ORIX Group will embrace growth in Asia by expanding operations capitalizing on local subsidiaries and partner networks in addition to leveraging a successful investment track record.

ORIX will also further strengthen and enhance its existing operating platform in the deployment of this strategy. In addition, ORIX will create a new operating base by continually developing new products and services and making proposals valued by clients and society.

Overviews and strategies for the six segments are as follows.

Segment	Business Overview	Business Strategies
Corporate Financial Services Segment	Lending, leasing, commission business for the sale of financial products, and environment-related businesses	•	Expand “Finance + Services”
		•	Expand the customer base through strengthened cooperation with ORIX Auto and Rentec
		•	Capitalize on expertise to exploit the needs of various industries and exploit new business opportunities
Maintenance Leasing Segment	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing	•	Promote Group-wide cross functional collaboration, target further expansion
		•	Venture into Asian market while actively promoting ORIX Auto’s “Comprehensive Auto Management Service” and Rentec’s “IT Asset Management Service”

Real Estate Segment	Development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services	•	Capitalize on leasing expertise to make use of the distinctive small and diversified rental property portfolio to increase occupancy and yields
		•	Seek various exit strategies, promote asset turnover
		•	Aim to create new value by promoting large projects

Investment Banking Segment	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage	•	Capitalize on highly rated servicer function with large market share for CMBS-related profit opportunities and strengthen the corporate rehabilitation business
		•	Although selective, actively pursue equity investment

Retail Segment	Life insurance, trust and banking services, and the card loan business and online securities brokerage operated by affiliates	•	Life Insurance: Expand business through development of distinctive “third sector” (medical and cancer insurance) products and enhanced agency network
		•	Trust and Banking: Continue to expand corporate lending

Overseas Business Segment	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations	•	U.S.: Expand “Finance + Services” based on accumulated expertise and aggressively expand operations, including future M&As
		•	Asia: Embrace growth in Asia. Seek out high-profit initiatives, especially in the Chinese HQ in Dalian

4. Corporate Challenges to be Addressed

The operating environment surrounding ORIX is dramatically changing in line with structural changes in society such as strong growth of emerging nations together with low growth of developed nations, contraction of the financial market, new financial regulations and global warming. It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to such a rapidly changing operating environment. Specifically, ORIX will adapt to the changing operating environment by taking the following steps.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.	Further advancement of risk management: Further enhance the thorough and transparent monitoring and control of each business in accordance with its characteristics while diversifying the business based on “Finance + Services” and “Expanding Business in Asia” in line with the changing operating environment.

2.	Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improving ORIX Group profitability.

3.	Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2009 and 2010)

(Unaudited)

		(millions of yen, millions of US$)

	March 31, 2009	March 31, 2010	U.S. dollars March 31, 2010
Assets
Cash and Cash Equivalents	459,969	639,087	6,869
Restricted Cash	128,056	77,486	833
Time Deposits	680	548	6
Investment in Direct Financing Leases	914,444	756,481	8,131
Installment Loans	3,304,101	2,464,251	26,486
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(158,544)	(157,523)	(1,693)
Investment in Operating Leases	1,226,624	1,213,223	13,040
Investment in Securities	926,140	1,104,158	11,868
Other Operating Assets	189,560	186,396	2,003
Investment in Affiliates	264,695	409,711	4,404
Other Receivables	228,581	210,521	2,263
Inventories	197,960	153,256	1,647
Prepaid Expenses	34,571	45,420	488
Office Facilities	86,945	96,831	1,041
Other Assets	565,954	539,954	5,802

Total Assets	8,369,736	7,739,800	83,188

Liabilities and Equity

Short-Term Debt	798,167	573,565	6,165
Deposits	667,627	853,269	9,171
Trade Notes, Accounts Payable and Other Liabilities	370,310	311,113	3,344
Accrued Expenses	96,662	101,917	1,095
Policy Liabilities	442,884	409,957	4,406
Current and Deferred Income Taxes	160,358	183,674	1,974
Security Deposits	168,890	125,479	1,349
Long-Term Debt	4,453,845	3,836,270	41,233

Total Liabilities	7,158,743	6,395,244	68,737

Redeemable Noncontrolling Interests	25,396	28,095	302

Commitments and Contingent Liabilities

Common Stock	102,216	143,939	1,547
Additional Paid-in Capital	136,313	178,661	1,920
Retained Earnings	1,071,919	1,104,779	11,874
Accumulated Other Comprehensive Income (Loss)	(92,384)	(79,459)	(854)
Treasury Stock, at Cost	(50,534)	(49,236)	(529)

Total ORIX Corporation Shareholders’ Equity	1,167,530	1,298,684	13,958

Noncontrolling Interests	18,067	17,777	191

Total Equity	1,185,597	1,316,461	14,149

Total Liabilities and Equity	8,369,736	7,739,800	83,188

	March 31, 2009	March 31, 2010	U.S. dollars March 31, 2010
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(5,615)	7,495	81
Defined benefit pension plans	(16,221)	(9,092)	(98)
Foreign currency translation adjustments	(71,791)	(77,651)	(835)
Net unrealized gains (losses) on derivative instruments	1,243	(211)	(2)

	(92,384)	(79,459)	(854)

Note 1:	Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), noncontrolling interests, which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and prior period amounts have been reclassified.

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2009 and 2010)

(Unaudited)

				(millions of yen, millions of US$)

	Year ended March 31, 2009	Period -over- period (%)	Year ended March 31, 2010	Period -over- period (%)	U.S. dollars Year ended March 31, 2010
Total Revenues:	1,053,521	93	932,841	89	10,026

Direct financing leases	63,349	81	50,115	79	539
Operating leases	285,384	100	277,217	97	2,980
Interest on loans and investment securities	196,164	87	135,167	69	1,453
Brokerage commissions and net gains (losses) on investment securities	(12,330)	—	23,317	—	251
Life insurance premiums and related investment income	117,751	92	115,598	98	1,242
Real estate sales	71,088	80	40,669	57	437
Gains on sales of real estate under operating leases	24,346	145	6,841	28	74
Other operating revenues	307,769	106	283,917	92	3,050

Total Expenses:	1,000,166	105	903,270	90	9,708

Interest expense	102,522	97	82,503	80	887
Costs of operating leases	194,216	107	192,678	99	2,071
Life insurance costs	105,899	94	92,348	87	993
Costs of real estate sales	79,058	98	46,757	59	503
Other operating expenses	185,121	107	162,839	88	1,750
Selling, general and administrative expenses	235,328	93	223,061	95	2,397
Provision for doubtful receivables and probable loan losses	77,027	232	71,532	93	769
Write-downs of long-lived assets	3,673	211	6,977	190	75
Write-downs of securities	18,631	225	23,637	127	254
Foreign currency transaction loss (gain), net	(1,309)	—	938	—	9

Operating Income	53,355	29	29,571	55	318

Equity in Net Income (Loss) of Affiliates	(42,937)	—	8,550	—	92
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(1,731)	—	17,487	—	188

Income before Income Taxes and Discontinued Operations	8,687	4	55,608	640	598

Provision for Income Taxes	(2,675)	—	23,353	—	251

Income from Continuing Operations	11,362	8	32,255	284	347

Discontinued Operations:
Income from discontinued operations, net	21,231		13,438		144
Provision for income taxes	(8,796)		(4,756)		(51)

Discontinued operations, net of applicable tax effect	12,435	52	8,682	70	93

Net Income	23,797	14	40,937	172	440

Net Income Attributable to the Noncontrolling Interests	1,175	60	704	60	8

Net Income Attributable to the Redeemable Noncontrolling Interests	698	36	2,476	355	26

Net Income Attributable to ORIX Corporation	21,924	13	37,757	172	406

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
Note 2:	Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), presentation of condensed consolidated statements of income is reclassified. This statement’s presentation and disclosure requirements are to be applied retrospectively.
Note 3:	Expenses directly related to operation business in Real Estate segment, which had been included in Selling, General and Administrative Expenses in the previous fiscal years, were reclassified into Other Operating Expenses from this fiscal year. These amounts in the previous fiscal years had been reclassified retrospectively.

(3) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2009 and 2010)

(Unaudited)

							(millions of yen)
	ORIX Corporation Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2008	102,107	135,159	1,083,439	(19,295)	(33,493)	1,267,917	17,229	1,285,146

Contribution to subsidiaries						—	2,162	2,162
Transaction with noncontrolling interests						—	(1,426)	(1,426)
Comprehensive income (loss)
Net income			21,924			21,924	1,175	23,099
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(41,901)		(41,901)	(5)	(41,906)
Net change of defined benefit pension plans				(12,098)		(12,098)	—	(12,098)
Net change of foreign currency translation adjustments				(17,989)		(17,989)	(11)	(18,000)
Net change of unrealized gains (losses) on derivative instruments				(1,101)		(1,101)	—	(1,101)

Total other comprehensive income (loss)						(73,089)	(16)	(73,105)

Total comprehensive income (loss)						(51,165)	1,159	(50,006)

Cash dividends			(23,529)			(23,529)	(1,057)	(24,586)
Exercise of stock options	109	108				217	—	217
Compensation cost of stock options		1,370				1,370	—	1,370
Acquisition of treasury stock					(29,294)	(29,294)	—	(29,294)
Disposal of treasury stock		(533)	(9,915)		12,043	1,595	—	1,595
Other, net		209			210	419	—	419

Balance at March 31, 2009	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597

Issuance of common stock	41,677	41,347				83,024	—	83,024
Contribution to subsidiaries						—	2,473	2,473
Transaction with noncontrolling interests		(32)		(387)		(419)	60	(359)
Adjustments to apply “Contracts in entity’s own equity”			1,758			1,758	—	1,758
Comprehensive income (loss)
Net income			37,757			37,757	704	38,461
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				13,497		13,497	2	13,499
Net change of defined benefit pension plans				7,129		7,129	(4)	7,125
Net change of foreign currency translation adjustments				(5,860)		(5,860)	(1,002)	(6,862)
Net change of unrealized gains (losses) on derivative instruments				(1,454)		(1,454)	(6)	(1,460)

Total other comprehensive income (loss)						13,312	(1,010)	12,302

Total comprehensive income (loss)						51,069	(306)	50,763

Cash dividends			(6,261)			(6,261)	(2,517)	(8,778)
Conversion of convertible bond	7	7				14	—	14
Exercise of stock options	39	38				77	—	77
Compensation cost of stock options		611				611	—	611
Acquisition of treasury stock					(3)	(3)	—	(3)
Disposal of treasury stock			(531)		822	291	—	291
Other, net		377	137		479	993	—	993

Balance at March 31, 2010	143,939	178,661	1,104,779	(79,459)	(49,236)	1,298,684	17,777	1,316,461

(3) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2009 and 2010)

(Unaudited)

					(millions of US$)
	ORIX Corporation Shareholders					Total ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Noncontrolling Interests	Total Equity
Balance at March 31, 2009	1,099	1,465	11,521	(993)	(543)	12,549	194	12,743

Issuance of common stock	448	444				892	—	892
Contribution to subsidiaries						—	27	27
Transaction with noncontrolling interests		(0)		(4)		(4)	0	(4)
Adjustments to apply “Contracts in entity’s own equity”			19			19	—	19
Comprehensive income (loss)
Net income			406			406	8	414
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				145		145	0	145
Net change of defined benefit pension plans				77		77	(0)	77
Net change of foreign currency translation adjustments				(63)		(63)	(11)	(74)
Net change of unrealized gains (losses) on derivative instruments				(16)		(16)	(0)	(16)

Total other comprehensive income (loss)						143	(11)	132

Total comprehensive income (loss)						549	(3)	546

Cash dividends			(67)			(67)	(27)	(94)
Conversion of convertible bond	0	0				0	—	0
Exercise of stock options	0	0				0	—	0
Compensation cost of stock options		7				7	—	7
Acquisition of treasury stock					(0)	(0)	—	(0)
Disposal of treasury stock			(6)		9	3	—	3
Other, net		4	1		5	10	—	10

Balance at March 31, 2010	1,547	1,920	11,874	(854)	(529)	13,958	191	14,149

Note 1:	Changes in the redeemable noncontrolling interests are not included in the table.

(4) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2009 and 2010)

(Unaudited)

	(millions of yen, millions of US$)

	Year ended March 31, 2009	Year ended March 31, 2010	U.S. dollars Year ended March 31, 2010
Cash Flows from Operating Activities:
Net income	23,797	40,937	440
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	189,215	167,266	1,798
Provision for doubtful receivables and probable loan losses	77,027	71,532	769
Decrease in policy liabilities	(43,495)	(32,927)	(354)
(Gains) losses from securitization transactions	233	(331)	(4)
Equity in net (income) loss of affiliates (excluding interest on loans)	42,937	(6,682)	(72)
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	1,731	(17,487)	(188)
Gains on sales of available-for-sale securities	(3,334)	(6,907)	(74)
Gains on sales of real estate under operating leases	(24,346)	(6,841)	(74)
Gains on sales of operating lease assets other than real estate	(11,426)	(7,552)	(81)
Write-downs of long-lived assets	3,673	6,977	75
Write-downs of securities	18,631	23,637	254
Decrease in restricted cash	23,661	4,520	49
Decrease in loans held for sale	8,740	1,052	11
Decrease (increase) in trading securities	20,048	(29,725)	(319)
Decrease in inventories	9,332	39,061	420
Decrease (increase) in other receivables	54,931	(518)	(6)
Decrease in trade notes, accounts payable and other liabilities	(36,185)	(35,011)	(376)
Other, net	(46,391)	(1,690)	(18)

Net cash provided by operating activities	308,779	209,311	2,250

Cash Flows from Investing Activities:
Purchases of lease equipment	(857,126)	(389,413)	(4,185)
Principal payments received under direct financing leases	431,984	352,316	3,787
Net proceeds from securitization of lease receivables, loan receivables and securities	30,859	28,305	304
Installment loans made to customers	(1,038,625)	(589,814)	(6,339)
Principal collected on installment loans	1,469,672	937,895	10,080
Proceeds from sales of operating lease assets	161,645	162,988	1,752
Investment in affiliates, net	(17,919)	(28,256)	(304)
Proceeds from sales of investment in affiliates	1,936	12,532	134
Purchases of available-for-sale securities	(301,030)	(456,364)	(4,905)
Proceeds from sales of available-for-sale securities	242,702	181,033	1,946
Proceeds from redemption of available-for-sale securities	128,669	162,292	1,744
Purchases of held-to-maturity securities	—	(43,748)	(470)
Purchases of other securities	(73,578)	(19,656)	(211)
Proceeds from sales of other securities	36,378	26,034	280
Purchases of other operating assets	(14,615)	(4,898)	(53)
Acquisitions of subsidiaries, net of cash acquired	(752)	(10,218)	(110)
Sales of subsidiaries, net of cash disposed	28	123,613	1,329
Other, net	(29,045)	(11,853)	(127)

Net cash provided by investing activities	171,183	432,788	4,652

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(237,544)	(121,399)	(1,305)
Proceeds from debt with maturities longer than three months	2,091,575	1,083,310	11,643
Repayment of debt with maturities longer than three months	(2,343,124)	(1,678,649)	(18,042)
Net increase in deposits due to customers	196,973	185,076	1,989
Issuance of common stock	217	83,101	893
Dividends paid	(23,529)	(6,261)	(67)
Net increase (decrease) in call money	9,900	(13,400)	(144)
Acquisition of treasury stock	(29,294)	(3)	0
Other, net	239	1,301	14

Net cash used in financing activities	(334,587)	(466,924)	(5,019)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(6,061)	3,943	42

Net increase in Cash and Cash Equivalents	139,314	179,118	1,925
Cash and Cash Equivalents at Beginning of Year	320,655	459,969	4,944

Cash and Cash Equivalents at End of Year	459,969	639,087	6,869

(5) Assumptions for Going Concern

Not applicable.

(6) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen, millions of US$)

	Year Ended March 31, 2009		Year Ended March 31, 2010		U.S. dollars Year Ended March 31, 2010		March 31, 2009	March 31, 2010	U.S. dollars March 31, 2010
	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Assets	Segment Assets	Segment Assets

Corporate Financial Services	137,712	(10,451)	113,652	(17,581)	1,222	(189)	1,583,571	1,236,905	13,294
Maintenance Leasing	235,953	25,621	222,952	21,742	2,396	234	648,314	561,462	6,035
Real Estate	270,027	50,508	189,530	9,413	2,037	101	1,175,437	1,079,273	11,600
Investment Banking	94,645	(63,397)	89,560	(11,960)	963	(129)	1,321,491	1,166,722	12,540
Retail	183,307	9,573	155,917	31,104	1,676	334	1,554,006	1,578,758	16,969
Overseas Business	167,635	20,066	185,906	37,142	1,997	400	949,852	860,815	9,252

Segment Total	1,089,279	31,920	957,517	69,860	10,291	751	7,232,671	6,483,935	69,690

Difference between Segment Total and Consolidated Amounts	(35,758)	(23,233)	(24,676)	(14,252)	(265)	(153)	1,137,065	1,255,865	13,498

Consolidated Amounts	1,053,521	8,687	932,841	55,608	10,026	598	8,369,736	7,739,800	83,188

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

2. Geographic Information

	(millions of yen, millions of US$)

	Year Ended March 31, 2009
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	933,951	68,026	95,265	(43,721)	1,053,521
Income before Income Taxes	8,695	3,191	18,032	(21,231)	8,687

	Year Ended March 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	784,537	96,879	81,919	(30,494)	932,841
Income before Income Taxes	33,180	18,743	17,123	(13,438)	55,608

	U.S. dollars Year Ended March 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	8,432	1,041	880	(327)	10,026
Income before Income Taxes	357	201	184	(144)	598

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

3. Overseas Revenues

	(millions of yen, millions of US$)

	Year Ended March 31, 2009			Year Ended March 31, 2010			U.S. dollars Year Ended March 31, 2010
	America*2	Other*3	Total	America*2	Other*3	Total	America*2	Other*3	Total

Overseas Revenues	75,534	92,751	168,285	92,080	94,565	186,645	990	1,016	2,006
Consolidated Revenues			1,053,521			932,841			10,026
Percentage of the Overseas Revenues to Consolidated Revenues	7.2%	8.8%	16.0%	9.9%	10.1%	20.0%	9.9%	10.1%	20.0%

Note 1:	Results of discontinued operations are not included in “Overseas Revenues.”
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(7) Per Share Data

(For the Year Ended March 31, 2009 and 2010)

(Unaudited)

	March 31, 2009	March 31, 2010	U.S. dollars March 31, 2010
	(millions of yen, millions of US$)
Income Attributable to ORIX Corporation from Continuing Operations	9,567	28,865	310
Effect of Dilutive Securities -
Convertible Bond	392	1,305	14

Income from Continuing Operations for Diluted EPS Computation	9,959	30,170	324

		(thousands of shares)
Weighted-Average Shares		88,910	101,901
Effect of Dilutive Securities -
Convertible Bond		6,472	21,664
Stock options		64	86

Weighted-average Shares for Diluted EPS Computation		95,446	123,651

			(yen, US$)
Earnings Per Share for Income Attributable to ORIX Corporation from Continuing Operations
Basic	107.61	283.26	3.04
Diluted	104.35	244.00	2.62

	(yen, US$)
Shareholders’ Equity Per Share	13,059.59	12,082.56	129.86

[Significant Accounting Policies]

(Application of New Accounting Standards)

Effective April 1, 2009, the Company and its subsidiaries adopted the FASB Accounting Standards Codification (ASC) 805 (“Business Combinations”), which is a replacement of FASB Statement No. 141 (revised 2007) (“Business Combinations”). This Codification requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition) and requires expensing of acquisition-related transaction and restructuring costs among other things.

Effective April 1, 2009, the Company and its subsidiaries also adopted ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), which is a replacement of FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”). This Codification Section requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Codification Section, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. Pursuant to this Codification section, noncontrolling interests which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified.

Effective April 1, 2009, the Company also adopted ASC 815-40 (“Derivatives and Hedging—Contracts in Entity’s Own Equity”), which is a replacement of EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” ASC 815-40 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) should be bifurcated. A certain convertible note issued by the Company meets the criteria of the Codification Section and needs to bifurcate its convertible rights as derivative. As a result of adoption, the Company made certain reclassification adjustments to retained earnings at the beginning of this fiscal year.

Effective for the interim period ended September 30, 2009, the Company and its subsidiaries also adopted ASC 105 (“Generally Accepted Accounting Principles”), which is a replacement of FASB No.168 (“FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”). Except for rules and interpretive releases of the Securities and Exchange Commission (SEC) for SEC registrants, the Codification became the single source of authoritative U.S. generally accepted accounting principles. Under this Codification, all GAAP references were updated from conventional statements.